CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Trustees
Hancock Horizon Funds of The Advisors' Inner Circle Fund II:

We consent to the use of our report dated March 22, 2005, incorporated herein by reference, for the Hancock Horizon Treasury Securities Money Market Fund, Hancock Horizon Strategic Income Bond Fund, Hancock Horizon Value Fund, Hancock Horizon Growth Fund, and Hancock Horizon Burkenroad Fund, five of the portfolios constituting The Advisors' Inner Circle Fund II, as of January 31, 2005, and to the references to our firm under the heading "Financial Highlights" in the Prospectuses and under the headings "Independent Registered Public Accounting Firm" and "Experts" in the Statement of Additional Information in the Registration Statement.

KPMG  LLP

Philadelphia, Pennsylvania
May 27, 2005